Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Fastenal Company

Fastenal Company & Subsidiaries 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-52765 and no. 333-134211) on Form S-8 of Fastenal Company & Subsidiaries of our report dated June 17, 2009 with respect to the statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Fastenal Company & Subsidiaries 401(k) Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 17, 2009